FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 1, 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F      X                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes _______                                                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 1, 2014 – ARM Holdings PLC Announces Retirement of CFO in May 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2014
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM Holdings PLC Announces Retirement of CFO in May 2015

Cambridge, UK, 1 May 2014 -  ARM Holdings plc  [(LSE: ARM); (NASDAQ: ARMH)], the world’s leading semiconductor intellectual property (IP) supplier, announces today that Tim Score, who has been Chief Financial Officer since 2002, has decided to retire from the company twelve months from now in May 2015. Since joining ARM, Tim has been an integral part of the leadership team responsible for growing ARM’s revenues, profits and returns to shareholders over a sustained period.

Simon Segars, CEO said, "Tim has been, and continues to be an excellent CFO.  He has played a major role in the ARM management team for the last 12 years and it has been a pleasure to work alongside him. I am pleased that he will remain in the company for the next twelve months so that we can identify his successor and ensure a seamless handover."

As part of our normal succession planning process, search consultants will be appointed shortly and the announcement of Tim’s successor will be made in due course.

ENDS